Exhibit 99.10

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Rights Issue Q&A
Brisbane, Australia — 16 November 2011: Metal Storm Limited.
As you know we have a Rights Issue open. Based on phone calls and chat board postings, I have heard a number of recurring questions. I want to clear these up for all our shareholders by releasing this Q&A.
Before deciding to participate in the Rights Issue you should read the Entitlement Offer Document carefully, and particularly Section 4 — Risks. If you have not received a copy of the Entitlement Offer document please contact the Company immediately.
This Q&A is not intended to replace or substitute for the Entitlement Offer Document. If your interest is raised by this document you should read the Entitlement Offer Document in full. The detail behind the Q&A answers is contained in the Entitlement Offer Document and other market announcements. This Q&A is intended as a helpful set of guidelines and does not supersede or alter in any way the Entitlement Offer itself.
Question: Can I apply for additional shares beyond my entitlement?
Answer: YES — if you intend to subscribe for your full entitlement under the Rights Issue and also wish to apply for additional shares, you will need to complete section C of the acceptance form and ensure your payment covers the additional shares applied for at the same issue price of $0.003 per share. If there is a shortfall of subscriptions under the Rights Issue, the Company will then process applications for additional shares. If demand for additional shares exceeds the amount of the shortfall, your application for additional shares may be scaled back in whole or part at the Company’s discretion.
Please refer to sections 2.3 and 3.2 of the Entitlement Offer Booklet for more information.
Question: As an option holder can I participate in the Rights Issue?
Answer: Only persons who held shares on the record date (3 November 2011) and who have a registered address in Australia, New Zealand or Singapore are eligible to participate in the Rights Issue.
This means that:
•	if you were an option holder on the record date but did not hold any shares at that time, you are not eligible to participate in the Rights Issue;

•	if you exercised any of your options on or before the record date, you will have been issued shares by the record date. So long as you have a registered address in Australia, New Zealand or Singapore, you are eligible to participate in the Rights Issue (and can apply for additional shares beyond your entitlement if you wish); and

•	if you held both shares and options on the record date and have a registered address in Australia, New Zealand or Singapore, you are eligible to participate in the Rights Issue (and can apply for additional shares beyond your entitlement if you wish).
If you are eligible to participate in the Rights Issue, your entitlement is determined by the number of shares you held on the record date — options are not counted.
Please refer to section 2.2 in the Entitlement Offer Booklet for more information on who is eligible to participate in the Rights Issue and section 3 for the alternatives available to eligible shareholders.

Metal Storm Limited
ACN 064 270 006
Question: Where is my paperwork? It has not arrived in the mail.
Answer: Every shareholder was posted out a Rights Issue pack on Monday 7 November 2011. This pack included the Entitlement Offer Booklet and a personalised acceptance form. If you have not received your Rights Issue pack then CALL US TODAY or email us at msau@metalstorm.com.
Question: What is this “debt forgiveness” all about? What’s the catch?
Answer: Recently the Australian Special Opportunity Fund (ASOF) entered into an agreement to acquire most of the existing secured convertible notes in the Company. Subject to the completion of that agreement which is currently expected to occur in January 2012, ASOF will become the major note holder with a vested interest in the success of the Company. Even though it is not a shareholder, ASOF supports the Rights Issue and has conditionally agreed to forgive one dollar of the convertible note debt it has agreed to purchase for every dollar that the Rights Issue raises — up to a maximum of $3.6 million — to encourage shareholders to participate.1 If the conditions to the debt forgiveness are satisfied or waived, the debt forgiveness will not occur immediately — rather, it will occur at the earlier of the time ASOF converts the balance of the secured notes it purchases into shares or on the maturity date of the secured notes (expected to be 1 March 2015, unless extended).
The proposed debt forgiveness has the potential to significantly reduce the Company’s outstanding debt and the face value of the notes that will be repayable at maturity. Every dollar you contribute to the Rights Issue will not only provide a dollar of working capital, but it also has the potential to reduce the Company’s convertible note debt by a dollar (subject to the satisfaction or waiver of the debt forgiveness conditions). If the Rights Issue raises more than $3.6 million and the debt forgiveness conditions are satisfied or waived, ASOF will not be entitled to the repayment of $3.6 million dollars on the face value of the notes it will hold. That’s a potential $3.6 million benefit for your company and its shareholders. If the Rights Issue raises a lower amount, the potential amount of the debt forgiveness will be correspondingly lower.
Question: You are proposing a change to the terms of the existing convertible notes which will allow each note to convert into a larger number of shares — why is this a good idea for shareholders and the Company?
Answer: This is an important question. The Company was required to repay approximately $19 million to note holders in September 2011 until note holders and shareholders approved an extension to the maturity date of the notes to 1 March 2012. The Company does not currently have sufficient funds to repay this amount to note holders. In addition, the feedback we have been receiving from potential investors is that this $19 million liability is a key stumbling block to potential investments in the Company.
We had to find a way to extend the note repayment date and to attract investment into the Company in the short term to ensure the Company can continue to operate. Our approach was to identify an investor who was prepared to purchase notes, support the Company to seek an extension to the maturity date of the notes and to provide the Company with short term funding. ASOF is this investor.
Notes can be converted into shares at the discretion of the note holder. The current conversion price formula that determines how many shares are issued upon the conversion of notes is rounded to the nearest cent (down to a minimum of 1 cent). As the current trading price of shares is below 1 cent, note holders who elect to convert their notes into shares are effectively paying 1 cent for shares that are trading well below 1 cent. Consequently, there is no incentive for note holders to convert their notes to shares and to reduce the Company’s outstanding debt.

[1]	The proposed debt forgiveness is subject to a number of conditions which currently remain unsatisfied, including the approval of note holders and shareholders to the proposed amendments to the note terms and ASOF’s proposed notes purchase being completed.

Metal Storm Limited
ACN 064 270 006
The notes were never intended to convert at a premium price to the current market price of shares. In proposing a three year extension to the maturity date of the notes, the Company has agreed to support a change to the conversion price formula to ensure it better reflects the recent trading prices of shares at the time of conversion. Further information will be provided to note holders and shareholders ahead of their respective meetings scheduled to be held January 2012. At these meetings, the Company will be seeking approval to amend the note terms so that the maturity date of the notes is extended to 1 March 2015 and the conversion price formula for the notes is adjusted in the manner described above.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:

Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.